Exhibit 99.3

The Toronto-Dominion Bank

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IMPORTANT ANNUAL MEETING INFORMATION 000004

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DESIGNATION (IF ANY)
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Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Directors recommend Shareholders vote FOR the election of each director, the appointment of the auditor, and in an advisory non-binding capacity, the approach to executive compensation disclosed in the Management Proxy Circular.

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1. Election of Directors:

	For	Withhold		For	Withhold		For	Withhold
01 - William E. Bennett	☐	☐	02 - John L. Bragg	☐	☐	03 - Amy W. Brinkley	☐	☐
04 - Brian C. Ferguson	☐	☐	05 - Colleen A. Goggins	☐	☐	06 - Mary Jo Haddad	☐	☐
07 - David E. Kepler	☐	☐	08 - Brian M. Levitt	☐	☐	09 - Alan N. MacGibbon	☐	☐
10 - Harold H. MacKay	☐	☐	11 - Karen E. Maidment	☐	☐	12 - Bharat B. Masrani	☐	☐
13 - Irene R. Miller	☐	☐	14 - Nadir H. Mohamed	☐	☐	15 - Claude Mongeau	☐	☐
16 - Wilbur J. Prezzano	☐	☐	17 - Helen K. Sinclair	☐	☐			

	For	Withhold
2. Appointment of Auditor named in the Management Proxy Circular	☐	☐

	For	Against
3. Approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Compensation sections of the Management Proxy Circular *ADVISORY VOTE*	☐	☐

The Directors recommend Shareholders vote AGAINST the shareholder proposals.

	For	**Against**	Abstain		For	**Against**	Abstain
4. Shareholder Proposal A	☐	☐	☐	5. Shareholder Proposal B	☐	☐	☐
6. Shareholder Proposal C	☐	☐	☐	7. Shareholder Proposal D	☐	☐	☐

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A Shareholder has the right to appoint a person other than those designated below to represent the Shareholder at the meeting by inserting the name of such other person in the space provided below and deleting the names printed before the space, or by completing another proper Form of Proxy. Subject to the provisions of the Bank Act (Canada), the shares represented by this Proxy will be voted FOR or AGAINST, or WITHHELD or ABSTAINED from voting, in accordance with the instructions given herein. This Proxy confers authority to the proxyholder to vote as he or she feels fit in respect of each matter set forth in this Proxy if no choice is specified and to vote in his or her discretion in respect of any amendments or variations to the matters listed in this Proxy or other matters that may properly come before the Meeting and any adjournment(s) or postponement(s) thereof. Unless otherwise specified, the proxyholders designated by management in this Proxy intend to vote FOR the election of each director, FOR the appointment of the auditor, FOR the approach to executive compensation disclosed in the Management Proxy Circular (advisory vote), and AGAINST each of the shareholder proposals set out in items 4 to 7 on the reverse side.
This Proxy is solicited on behalf of management of the Bank.
PLEASE COMPLETE AND RETURN IN THE ENVELOPE PROVIDED OR FAX TO COMPUTERSHARE AT 1-866-405-9259
**REQUEST FOR QUARTERLY REPORTS
The Toronto-Dominion Bank’s Quarterly Reports to Shareholders are available at www.td.com/investor on the day they are released, but if you wish to receive quarterly reports for the next year by mail, please mark the box below. If you do not mark the box and return this form, you will NOT receive these reports by mail.
**ANNUAL REPORT WAIVER
Mark the box below if you do NOT want to receive the Annual Report containing the Annual Financial Statements and accompanying Management’s Discussion and Analysis. If you do not mark the box, you will continue to receive the Annual Report by mail.
Shares cannot be voted, either in person or by proxy, if they are held in contravention of the Bank Act (Canada). Restrictions on ownership are described in the Management Proxy Circular.
PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.
Proxy - THE TORONTO-DOMINION BANK +
FORM OF PROXY - COMMON SHARES
Annual Meeting of Common Shareholders - March 26, 2015
The undersigned holder of common shares of THE TORONTO-DOMINION BANK, hereby appoints BRIAN M. LEVITT, Chairman of the Board of The Toronto-Dominion Bank, or failing him, BHARAT B. MASRANI, Group President and Chief Executive Officer of The Toronto-Dominion Bank, or instead of either of them, proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and in the name of and on behalf of the undersigned in respect of all matters that may come before the ANNUAL MEETING OF COMMON SHAREHOLDERS OF THE TORONTO-DOMINION BANK TO BE HELD ON THE 26TH DAY OF MARCH, 2015 and any adjournment(s) and postponement(s) thereof.
The said proxyholder is hereby specifically directed to vote, for or against, to withhold from voting or abstain from voting as indicated on the reverse side:
If you mark the “ABSTAIN FROM VOTING” box, you are directing your proxyholder to ABSTAIN from voting FOR or AGAINST that item. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be tabulated in the voting results.
**Request for Quarterly Reports
(See above for details)
**Annual Report Waiver
(See above for details)
B Non-Voting Items
Change of Address - Please print new address below.
Comments - Please print your comments below.
C Authorized Signatures - This section must be completed for your vote to be counted. - Date and Sign Below
Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Nole: A space has been designated for a date. If it is not dated in the space, this Proxy is deemed to bear the date on which it was mailed to the Shareholder.
Date (mm/dd/yyyy) - Please print date below.
Signature 1 - Please keep signature within the box.
Signature 2 - Please keep signature within the box.
IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD. +